For Immediate Release	March 14, 2008

Cusac Gold Shareholders and Debentureholders Vote Yes to Merger with Hawthorne Goeld Corp.

Hawthorne Gold Corp. ("Hawthorne") (TSX-V: HGC; WKN: A0M55U) and Cusac Gold Mines Ltd. (“Cusac”) (TSX: CQC; OTCBB: CUSIF) announce the approval by Cusac shareholders and debentureholders of the statutory plan of arrangement (the “Arrangement”) pursuant to which, among other things, Hawthorne will acquire all of the outstanding common shares (the “Shareholders”) and debentures (the “Debentureholders”) of Cusac as more particularly described in the Cusac Information Circular dated February 13, 2008, available on www.sedar.com. At a meeting held today, Cusac Shareholders and Debentureholders voted in favour of the Arrangement by 93% and 100%, respectively.

“Today is an historic day for Cusac and Hawthorne shareholders; together we are creating an emerging British Columbia gold producer with near term production and longer term development,” said Richard Barclay, President and CEO of Hawthorne. “The three British Columbian gold projects provide geographical synergies and we’ve built a cohesive technical and management team that will be focused on creating value for Cusac and Hawthorne shareholders in the near and long term.”

“I could not have hoped for better partners than the Hawthorne team to move Cusac’s vision for the Cassiar Gold Camp forward,” said David H. Brett, President and CEO of Cusac. “The combined company will be well positioned to leverage its high quality portfolio of gold assets and chart an aggressive plan for growth.”

Under the terms of the Arrangement, shareholders of Cusac will receive one (1) common share of Hawthorne in exchange for each nineteen (19) Cusac common shares. In addition, for each two (2) dollars of principal and interest owed to each Cusac Debentureholder, Hawthorne will issue one (1) Hawthorne common share. On closing of the Arrangement, Hawthorne will issue approximately 6.15 million common shares to Cusac Shareholders and Debentureholders and Hawthorne will have approximately 22.5 million common shares issued and outstanding. Cusac stock options and warrants will be assumed by Hawthorne, using the effective nineteen (19) to one (1) ratio.

Completion of the Arrangement remains subject to certain conditions set out in Cusac’s Information Circular. Cusac and Hawthorne are diligently working to complete the Arrangement, which is expected to close within the next few weeks. Cusac’s application to the British Columbia Superior Court of Justice to obtain the final court order approving the Arrangement is scheduled for March 25, 2008. There can be no assurance that the Arrangement will be completed as proposed or at all.

About Hawthorne Gold Corp.

Hawthorne Gold Corp. is a Canadian-based gold exploration and development company with key properties located in British Columbia, Canada. Hawthorne is lead by well-respected mining leaders Richard Barclay and Michael Beley together with mining veteran Michael Redfearn. Hawthorne’s goal is to become a junior gold producer through planned production at Table Mountain in 2009 and continued resource development at the Frasergold and Taurus deposits.

Pursuant to an option agreement dated October 31, 2006 between Hawthorne and Eureka Resources Inc. (TSX-V: EUK), Hawthorne can earn a 51% interest in the Frasergold property by completing sufficient exploration expenditures totaling $3.5 million (expended), completing a feasibility study by April 30, 2010 and making cash payments totaling $175,000 ($75,000 paid to date) before October 31, 2009. Hawthorne can earn a further 9% (for a total of 60%) by arranging financing for 70% of the estimated capital costs for production.

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About Cusac Gold Mines Ltd.

Founded in 1966 by respected mining leader Guilford Brett, Cusac is a junior gold exploration and past producing company focused primarily on the Cassiar Gold Property, a 175 square kilometer package of mineral claims located in north central British Columbia, Canada. The Cassiar Gold Property hosts a number of gold assets, including the Taurus Deposit, the fully permitted Table Mountain Gold Mine, and the Taurus II early stage exploration area

For More Information

For more information on Hawthorne, contact Robert Ferguson at (604) 629-1505 or toll free at 1-888-629-1505 or Todd Hanas toll free at 1-866-869-8072, or you can visit the Company’s website a www.hawthornegold.com.

For more information on Cusac, contact Ravinder Mlait at (604) 682-2421 or toll free at 1-800-670-6570, or you can visit Cusac’s website at www.cusac.com.

HAWTHORNE GOLD CORP.	CUSAC GOLD MINES LTD.

“Richard J. Barclay”	“David Brett”

President & CEO	President & CEO

Certain information regarding the companies including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities laws and necessarily involve risks associated with mining exploration and development, volatility of prices, currency fluctuations, imprecision of resource estimates, environmental and permitting risks, closing of the Arrangement, access to labour and services, competition from other companies and ability to access sufficient capital. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. The TSX and TSX Venture Exchange do not accept responsibility for the adequacy or accuracy of this release.

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